(604) 684-7929
(604) 683-2003 FAX
(800) 665-2454 USA

SUN RECORD COMPANY ®

04036464

SUN ENTERTAINMENT HOLDING CORPORATION

SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3B2

22-Jun-04

United States Securities and Exchange Commission
Judiciary Plaza, 450 - 5th Street N.W.
Washington, District of Columbia
United States 20549

SUPPL

SEC MAIL RECEIVED PROCESSING SECTION
AUG 19 2004
WASH, D.C. 181

Attn: Howard E. Goldberg
Special Counsel

Re: Sun Entertainment Holding Corporation
File No: 82-1776

Dear Sir or Madam:

We enclose the following for your information and records:

- Quarterly Report for filing of Form 51 - 901F dated 6/30/03
- Quarterly Report for filing of Form 51 - 901F dated 9/30/03
- Quarterly Report for filing of Form 51 - 901F dated 3/31/04
- News Release dated 6/17/03
- News Release dated 11/18/03
- Insider Report for John A. Singleton dated 12/10/03
- Insider Report for Shelby S. Singleton Jr. dated 6/22/04
- Annualy Financial Statement for filing of Form 51 - 901F dated 12/31/03

We trust you will find the enclosures in order.

Sun Entertainment Holding Corporation

PROCESSED
AUG 24 2004
THOMSON
FINANCIAL

Yours truly,

Gary G. Liu
Encl.

8/24

FORM 51 - 901F

QUARTERLY REPORT

INCORPORATED AS PART OF:

- Schedule A
- Schedule B
- Schedule C

ISSUER DETAILS:

NAME OF ISSUER: Sun Entertainment Holding Corporation

ISSUER'S ADDRESS: 702 - 889 West Pender Street
CITY: Vancouver
PROVINCE: British Columbia
POSTAL CODE: V6C 3B2

ISSUER TELEPHONE: (604) 684-7929
ISSUER FACSIMILE: (604) 683-2003

CONTACT PERSON: Terry O. Lashman
CONTACT'S POSITION: Director
CONTACT TELEPHONE: (604) 684-7929

FOR QUARTER ENDED: June 30, 2003
DATE OF REPORT: August 29, 2003

CERTIFICATE:

The schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Terry O. Lashman"	Terry O. Lashman	03/08/29 Y M D
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Gary G. Liu"	Gary G. Liu	03/08/29 Y M D

SUN ENTERTAINMENT HOLDING CORPORATION

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2003

SUN ENTERTAINMENT HOLDING CORPORATION
CONSOLIDATED BALANCE SHEET
June 30, 2003 and December 31, 2002
(Prepared By Management)

Schedule A
Exhibit 1

ASSETS

CURRENT ASSETS	30-Jun-03	31-Dec-02
Cash & royalty reserve cash	406,529	385,521
Accounts receivable	53,752	17,110
Inventory	62,227	83,530
Prepaid expenses	274	713
Total Current Assets	522,782	486,874
FIXED ASSETS, less accumulated depreciation of $11,206	-	-
GOODWILL, net of amortization of $80,540	147,535	147,535
	670,317	634,409

LIABILITIES

CURRENT LIABILITIES		
Accounts payable and accrued expenses	349,246	377,208
Due to officers	46,200	42,934
Due to Affiliate	100,719	191,466
Total current liabilities	496,165	611,608

SHARE CAPITAL AND DEFICIT

SHARE CAPITAL	3,305,595	3,305,595
DEFICIT	(3,131,443)	(3,282,794)
	174,152	22,801
	670,317	634,409

Approved by the Directors:

"Terry O. Lashman" Director

"Gary G. Liu" Director

SUN ENTERTAINMENT HOLDING CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
SIX MONTHS ENDED JUNE 30, 2003
(Prepared By Management)

Schedule A
Exhibit 2

	3 Months Ended 30-Jun-03	6 Months Ended 30-Jun-03	3 Months Ended 30-Jun-02	6 Months Ended 30-Jun-02
ROYALTY REVENUES	326,532	631,619	397,648	495,828
INTEREST AND OTHER REVENUES	55,183	156,127	(2,424)	113,085
Total Revenues	381,715	787,746	395,224	608,913
OPERATING EXPENSES				
Wages	53,372	111,370	36,703	105,418
Outside services	32,236	68,180	3,081	6,715
Office supplies	8,314	11,984	4,904	6,551
Postage	4,806	7,107	1,203	2,963
Rent	1,860	2,406	1,716	3,096
Auto	4,811	10,577	5,053	9,299
Securitiy	36	400	251	570
Software	701	1,081	92	457
Copy machine	193	380	187	362
Telephone	3,685	6,554	2,435	5,573
Dues and subscriptions	1,096	1,657	219	275
Disposal	1,332	2,036	996	2,014
Copyrights and trademarks	175	175	36	450
Consulting and commission	5,008	19,315	39,998	82,165
CDs/cassettes costs	12,538	22,913	5,239	6,256
Royalty Expense	104,545	150,435	94,638	136,296
Travel, entertainment and promotion	37,247	98,862	18,691	45,366
Legal and accounting	33,472	38,726	17,252	22,239
Utilities and taxes	5,679	15,583	6,150	15,843
Insurance	6,262	13,414	6,101	12,742
Management fees	23,960	37,566	14,254	32,207
Listing and transfer fees	3,943	8,602	2,645	6,635
Bank charges and interrest	6,957	8,833	1,067	2,058
Amortization of goodwill	-	-	1,426	2,852
Repairs and maintenance	1,098	871	9,637	10,498
Total operating expenses	353,326	639,027	273,974	518,900
INCOME (LOSS) FROM OPERATIONS	28,389	148,719	121,250	90,013
FOREIGN EXCHANGE	415	415	(793)	(1,946)
EARNINGS (LOSS) FOR THE PERIOD	27,974	148,304	122,043	91,959
DEFICIT, BEGINNING		(3,279,747)		(3,295,247)
DEFICIT, ENDING		(3,131,443)		(3,203,288)
EARNINGS (LOSS) PER SHARE	$ 0.01	$ 0.01	$ 0.01	$ 0.01

Schedule A
Exhibit 3

SUN ENTERTAINMENT HOLDING CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
June 30, 2003
(Prepared By Management)

	3 Months Ended 30-Jun-03	6 Months Ended 30-Jun-03	3 Months Ended 30-Jun-02	6 Months Ended 30-Jun-02
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
Net income (loss) for the period	27,974	148,304	122,043	91,959
Amortization of goodwill, a charge not involving cash	-	-	1,426	2,852
	27,974	148,304	123,469	94,811
Net change in non-cash working capital balances relating to operations	(45,617)	(127,296)	(31,988)	(165,852)
	(17,643)	21,008	91,481	(71,041)
FINANCING ACTIVITIES				
Advances from directors	-	-	-	-
Shares issued	-	-	-	-
	-	-	-	-
INCREASE (DECREASE) IN CASH DURING THE PERIOD	(17,643)	21,008	91,481	(71,041)
CASH AT BEGINNING OF PERIOD	424,172	385,521	182,357	344,879
CASH AT END OF PERIOD	406,529	406,529	273,838	273,838

SUN ENTERTAINMENT HOLDING CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2003

1. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These financial statements include the accounts of the company, a British Columbia corporation listed on the Canadian Venture Exchange, and its wholly-owned subsidiary, Sun Entertainment Corporation, a Tennessee corporation. All material inter-company transactions and balances have been eliminated.

b) Inventory

Inventory consists of records, tapes and cassettes and is stated at the lower of cost (first-in, first-out) or net realizable value.

c) Revenue recognition

The company receives both foreign and domestic royalties from companies it contracts with and which are licensed to sell recordings from masters leased to them by the company. Terms of the license agreements vary; however, in general, most agreements specify payments of minimum guaranteed royalties to the company. The company follows the practice of recognizing licensee royalties as income upon receipt.

d) Record masters and advance royalty payments to artists

The company follows the practice of expensing the cost of master recordings and any advance royalties paid to the artist if they are not recovered through royalties earned by the artist during the year.

e) Foreign currency translation

These financial statements are presented in Canadian dollars. The operations of the subsidiary, located in the United States, are considered to be integrated with those of the parent company and as such, the company employs the temporal method for translation of the assets, liabilities and operations denominated in U.S. currency as follows:

(i) Monetary items - at the rate of exchange in effect at the balance sheet date.

(ii) Non-monetary items at their historical rates of exchange (except for items carried at market value which are translated at the rate of exchange in effect at the balance sheet date).

(iii) Revenue and expenses - at the average rate of exchange in effect during the year.

(iv) Amortization - at the same rates of exchange as the assets to which they relate.

Gains or losses arising on translation are included in the determination of net income for the current year.

JUNE 30	2003	2002

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Goodwill

Effective January 1, 2002 the company adopted CICA 3062-Goodwill and Other Intangible Assets as required by the Canadian Institute of Chartered Accountants.. This policy no longer permits the amortization of goodwill.

g) Loss per share

Loss per share computations are based upon the weighted average number of shares outstanding during the year. Equivalent shares (stock options or otherwise) have been excluded from the calculation as the effect of the inclusion would be anti-dilutive in that the loss per share would decrease.

h) Future income taxes

The company recognizes income taxes using an asset and liability approach. Future income tax assets and liabilities are computed annually for differences between the financial statements and tax bases using enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

i) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions based on currently available information. Such estimates and assertions may affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

j) Cash

Cash consists of demand deposits held with financial institutions and highly liquid instruments with original maturities of three months or less.

2. NATURE OF OPERATIONS

The company is engaged principally in the merchandising of records and tapes and receiving royalties for use of its master recordings. The company has exclusive rights to use certain master sound recordings owned by Shelby Singleton Enterprises, Inc., a company controlled by the president of Sun Entertainment Holding Corporation. The agreement commenced January 2, 1988 and terminates December 31, 2011, with an option to renew for an additional twenty-five years. The license fee is 5% of sales, as defined in the agreement.

During the current year, the company's revenues were derived principally from activity in the United States and the company's assets are situated principally in the United States. Rates used for translating transactions and balances denominated in United States dollars are as follows:

Rate at June 30	1.3495	1.5168
Average rate for the period	1.4609	1.5544

JUNE 30	2003	2002

3. FINANCIAL INSTRUMENTS

The company's financial instruments consist of cash and cashable deposits with maturities of less than ninety days, accounts receivable, accounts payable and accrued liabilities, advances from directors and amounts due to affiliated companies. In management's opinion the company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, except for advances from directors and amounts due from affiliated companies, the fair values of which are not readily determinable because they are non-interest bearing.

4. GOODWILL

	2003	2002
Goodwill arising on business combination	$ 228,075	$ 228,075
Less: Accumulated amortization	(80,540)	(80,540)
	$ 147,535	$ 147,535

5. RELATED PARTY TRANSACTIONS

The following is a summary of balances and transactions with directors and/or companies controlled by directors of Sun Entertainment Holding Corporation and its wholly-owned subsidiary.

	2003	2002
Balance Sheet:		
Accounts payable to companies controlled by directors	$ 68,027	$ 71,915
Advances from directors	46,200	46,200
Due to companies controlled by directors	113,301	104,074
Statement of Operations:		
Management fees incurred to a company controlled by a director	12,000	12,000
Royalties incurred to company controlled by a director (Note 2)	27,532	19,994

All related party transactions have been recorded at their exchange amounts, which approximate market terms. The related party balances have been recorded at their exchange amounts and are non-interest bearing with no fixed terms of repayment.

6. COMMITMENT

The company is committed to a premises lease for Canadian $87,650 annually on a year-to-year basis to a company controlled by a director. The landlord has suspended collection of the annual lease payment.

7. SHARE CAPITAL

Issued:	Number of Shares	Value
Balance at June 30, 2003 and 2002	11,921,679	$ 11,921,679

FORM 51 - 901F

QUARTERLY REPORT

INCORPORATED AS PART OF:

Schedule A
- Schedule B
- Schedule C

ISSUER DETAILS:

NAME OF ISSUER: Sun Entertainment Holding Corporation

ISSUER'S ADDRESS: 702 - 889 West Pender Street
CITY: Vancouver
PROVINCE: British Columbia
POSTAL CODE: V6C 3B2

ISSUER TELEPHONE: (604) 684-7929
ISSUER FACSIMILE: (604) 683-2003

CONTACT PERSON: Terry O. Lashman
CONTACT'S POSITION: Director
CONTACT TELEPHONE: (604) 684-7929

FOR QUARTER ENDED: June 30, 2003
DATE OF REPORT: August 29, 2003

CERTIFICATE:

The schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Terry O. Lashman"	Terry O. Lashman	03/08/29 Y M D
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Gary G. Liu"	Gary G. Liu	03/08/29 Y M D

Although the music industry in general is in the doldrums due to slumping sales blamed on online piracy and scarcity of superstar product, a recent survey by the US based Recording Industry Association of America (RIAA) confirmed that rock music held steady as the most popular genre in 2002 and those consumers over age 45 emerged as the steadiest music buyers in a depressed market, with twenty five (25%) of the market purchased by fans in this age group. The survey also found that 2002 was the first year that more CDs were sold at discount department stores and consumer electronics outlets than specialty record stores. Earlier this year, the RIAA reported that year-end shipments of CDs, DVDs and tapes in the United States totaled US$12.6 billion in 2002, down eight (8%) from US$13.7 billion in 2001. The Company's product fits in the category favored by the over age 45 group and is normally found in the stores that attract this age group.

The Company controls the rights to over 7,000 classic Rock & Roll, Rockabilly, Country, Rhythm & Blues, Gospel and Bluegrass titles from the 50's, 60's and 70's. Included in these recordings are such well known songs as "Whole Lotta Shakin' Going On"/Jerry Lee Lewis, "I Walk The Line"/Johnny Cash, "Blue Suede Shoes"/Carl Perkins, "Lonely Weekends"/Charlie Rich, "Ooby Dooby"/Roy Orbison, "Harper Valley PTA"/Jeannie C. Riley, "From A Jack To A King"/Ned Miller, "Chapel Of Love"/The Dixie Cups, and "The Boy From New York City"/The Ad Libs. The majority of the revenues received by the Company are from royalty licensing arrangements from the major record companies such as Universal, Time-Warner, Sony, BMG, and EMI and from the larger independent record companies such as Rhino and Varese Sarabande in the United States and Charly and Disky in Europe. Other revenues are flat fees received from the uses of the Company's master recordings as source music in motion pictures, television shows and radio and television commercials.

During the current period, forty four (44%) percent of the Company's royalty revenues were received from licensees in the United States with the remaining fifty six (56%) percent received from licensees outside the United States. The United States companies that generate the largest royalty revenues for the company are BMG Music (the music unit of Bertelsmann Company), Rhino Entertainment (a unit of Warner Bros. Records {AOL/Time-Warner}), Universal Music and Sony Music. The Company receives most of its revenues from outside the United States from Charly Records and Disky Communications in Europe.

The Company continues to market its catalog of master recordings for use in television shows, movies, commercials and compilation and special album releases. Recent uses of Company masters in these media have been "You, I" as performed by the Rugby's in the motion picture "Paper Cut", "Blue Suede Shoes" as performed by Carl Perkins in a Canadian originated television series "Music Hall 2", "Oh Mama" as performed by Sun rockabilly artist Sonny Burgess in a Woolworth's United Kingdom television commercial and "Great Balls of Fire" as performed by Jerry Lee Lewis in the promotional trailer for the Eddie Murphy movie "Daddy Day Care".

FORM 51 - 901F

QUARTERLY REPORT

INCORPORATED AS PART OF:

Schedule A
- Schedule B
- Schedule C

ISSUER DETAILS:

NAME OF ISSUER: Sun Entertainment Holding Corporation

ISSUER'S ADDRESS: 702 - 889 West Pender Street
CITY: Vancouver
PROVINCE: British Columbia
POSTAL CODE: V6C 3B2

ISSUER TELEPHONE: (604) 684-7929
ISSUER FACSIMILE: (604) 683-2003

CONTACT PERSON: Terry O. Lashman
CONTACT'S POSITION: Director
CONTACT TELEPHONE: (604) 684-7929

FOR QUARTER ENDED: June 30, 2003
DATE OF REPORT: August 29, 2003

CERTIFICATE:

The schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Terry O. Lashman"	Terry O. Lashman	03/08/29 Y M D
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Gary G. Liu"	Gary G. Liu	03/08/29 Y M D

Schedule B
Exhibit 5

SUN ENTERTAINMENT HOLDING CORPORATION

SUPPLEMENTARY FINANCIAL INFORMATION
SIX MONTHS ENDED JUNE 30, 2003

1 Goodwill

(Please see Note 4 - Exhibit 4)

2 Related party transactions

(Please see Note 5 - Exhibit 4)

3(a) Securities issued during the period January 1 to June 30, 2003

Date	Common	Price	Proceeds	Type	Consideration	Commission
Nil						

3(b) Options were granted during the period January 1 to June 30, 2003

Date Granted	No. of Shares	Price	Expiry Date
Nil			

4 Share Capital

4(a) Authorized - 100,000,000 common shares without par value

4(b) Issued and outstanding

	June 30, 2003		June 30, 2002	
	No. of Shares	Ascribed Amount	No. of Shares	Ascribed Amount
- Balance at beginning of year	11,921,679	$3,305,595	11,921,679	$3,305,595
- Allotted and issued during the period for debt	-	-	-	-
- Allotted and issued during the period for cash from options exercised	-	-	-	-
- Allotted and issued during the period for cash from private placement	-	-	-	-
- Balance at June 30, 2003	11,921,679	$3,305,595	11,921,679	$3,305,595

4(c) At June, 30, 2003, the company had the following directors' and employees' options and warrants outstanding

Directors' and Employees' Options:

Nil

Series "A" Share Purchase Warrants:

Nil

4(d) At June, 30, 2003, the following shares in each class are subject to escrow or pooling agreements

Nil

5 Directors and officers at June 30, 2003

Shelby S. Singleton, Jr.
John A. Singleton
Terry O. Lashman
Gary G. Liu

Schedule C
Exhibit 6

SUN ENTERTAINMENT HOLDING CORPORATION

QUARTERLY REPORT
MANAGEMENT DISCUSSION
JUNE 30, 2003

The total revenues for the Company for the first six months of 2003 increased by twenty-nine (29%) percent over the revenues for the first six months of 2002. Royalty and license fee revenues for the first six months of 2003 increased by twenty-seven (27%) percent over those for the same period in 2002. The Company can attribute a portion of this increase to the receipt in the first quarter of 2003 of a large royalty payment from one of its licensees for an accounting that was actually due in the fourth quarter of 2002. Total operating expenses in the first six months of 2003 were twenty three (23%) percent more than those in the first six months of 2002 and the Company had net income of $148,304 for the first six months of 2003 versus net income of $91,959 in the same period of 2002. Royalty and license revenues cannot be predicted with a high degree of accuracy and can vary widely (up or down) between accounting periods. The music business is a fickle business and depends on the whims of the public and trends of the moment for its success.

During the current period, the total operating expenses increase (23%) was slightly less than the total revenues increase (29%). Outside Services expense during the current period increased by nine hundred fifteen (915%) percent over those during the same period in 2002. Consulting and Commissions expenses during the current period decreased by seventy-six (76%) percent from those during the first half of 2002. The reason for the changes in these two expense categories was due to a payment coding revision on the Company's books. Certain type of payments that were coded to Consulting and Commissions in 2002 were changed to Outside Services in 2003. If these two expense types are combined in each year, the change from 2002 to 2003 is less than two (2%).

Royalty Expense during the current period increased by ten (10%) percent over the same period in 2002 and this was caused by timing of payments and the fact that royalty payments to artists and producers are normally made within sixty to ninety days after royalty revenues are received.

The Company released and promoted a new recording by a known country music artist during the current period and expenses related to this recording contributed to increases in expenses in the following categories: Postage (140%), Office Supplies (83%) and Travel, Entertainment and Promotion (118%).

Legal and Accounting expenses during the current period increased by seventy four (74%) over the same period in 2002 due to additional work by the Company's attorneys and accountants associated with the planned reorganization of the Company. Additional expenses in this area are expected for the second half of 2003.

Management Fees paid by the Company in the first six (6) months of 2003 increased by seventeen (17%) over those paid during the first half of 2002. The Company's subsidiary pays the parent a management fee to fund the operations of the parent and the parent pays a director of the Company a fixed monthly management fee of $2,000. All management fees are paid for management services rendered by the recipient.

Although the music industry in general is in the doldrums due to slumping sales blamed on online piracy and scarcity of superstar product, a recent survey by the US based Recording Industry Association of America (RIAA) confirmed that rock music held steady as the most popular genre in 2002 and those consumers over age 45 emerged as the steadiest music buyers in a depressed market, with twenty five (25%) of the market purchased by fans in this age group. The survey also found that 2002 was the first year that more CDs were sold at discount department stores and consumer electronics outlets than specialty record stores. Earlier this year, the RIAA reported that year-end shipments of CDs, DVDs and tapes in the United States totaled US$12.6 billion in 2002, down eight (8%) from US$13.7 billion in 2001. The Company's product fits in the category favored by the over age 45 group and is normally found in the stores that attract this age group.

The Company controls the rights to over 7,000 classic Rock & Roll, Rockabilly, Country, Rhythm & Blues, Gospel and Bluegrass titles from the 50's, 60's and 70's. Included in these recordings are such well known songs as "Whole Lotta Shakin' Going On"/Jerry Lee Lewis, "I Walk The Line"/Johnny Cash, "Blue Suede Shoes"/Carl Perkins, "Lonely Weekends"/Charlie Rich, "Ooby Dooby"/Roy Orbison, "Harper Valley PTA"/Jeannie C. Riley, "From A Jack To A King"/Ned Miller, "Chapel Of Love"/The Dixie Cups, and "The Boy From New York City"/The Ad Libs. The majority of the revenues received by the Company are from royalty licensing arrangements from the major record companies such as Universal, Time-Warner, Sony, BMG, and EMI and from the larger independent record companies such as Rhino and Varese Sarabande in the United States and Charly and Disky in Europe. Other revenues are flat fees received from the uses of the Company's master recordings as source music in motion pictures, television shows and radio and television commercials.

During the current period, forty four (44%) percent of the Company's royalty revenues were received from licensees in the United States with the remaining fifty six (56%) percent received from licensees outside the United States. The United States companies that generate the largest royalty revenues for the company are BMG Music (the music unit of Bertelsmann Company), Rhino Entertainment (a unit of Warner Bros. Records {AOL/Time-Warner}), Universal Music and Sony Music. The Company receives most of its revenues from outside the United States from Charly Records and Disky Communications in Europe.

The Company continues to market its catalog of master recordings for use in television shows, movies, commercials and compilation and special album releases. Recent uses of Company masters in these media have been "You, I" as performed by the Rugby's in the motion picture "Paper Cut", "Blue Suede Shoes" as performed by Carl Perkins in a Canadian originated television series "Music Hall 2", "Oh Mama" as performed by Sun rockabilly artist Sonny Burgess in a Woolworth's United Kingdom television commercial and "Great Balls of Fire" as performed by Jerry Lee Lewis in the promotional trailer for the Eddie Murphy movie "Daddy Day Care".

FORM 51 - 901F

QUARTERLY REPORT

INCORPORATED AS PART OF:

Schedule A
- Schedule B
- Schedule C

ISSUER DETAILS:

NAME OF ISSUER: Sun Entertainment Holding Corporation

ISSUER'S ADDRESS: 702 - 889 West Pender Street
CITY: Vancouver
PROVINCE: British Columbia
POSTAL CODE: V6C 3B2

ISSUER TELEPHONE: (604) 684-7929
ISSUER FACSIMILE: (604) 683-2003

CONTACT PERSON: Terry O. Lashman
CONTACT'S POSITION: Director
CONTACT TELEPHONE: (604) 684-7929

FOR QUARTER ENDED: September 30, 2003
DATE OF REPORT: November 18, 2003

CERTIFICATE:

The schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Terry O. Lashman"	Terry O. Lashman	03/11/18 Y M D
DIRECTOR'S SIGNATURE	**PRINT FULL NAME**	**DATE SIGNED**
"Gary G. Liu"	Gary G. Liu	03/11/18 Y M D

SUN ENTERTAINMENT HOLDING CORPORATION

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2003

SUN ENTERTAINMENT HOLDING CORPORATION
CONSOLIDATED BALANCE SHEET
September 30, 2003 and December 31, 2002
(Prepared By Management)

Schedule A
Exhibit 1

	30-Sep-03	31-Dec-02
ASSETS		
CURRENT ASSETS		
Cash & royalty reserve cash	332,105	273,838
Accounts receivable	28,462	20,246
Inventory	57,433	73,350
Prepaid expenses	274	308
Total Current Assets	418,274	367,742
FIXED ASSETS, less accumulated depreciation of $11,206	-	-
GOODWILL, net of amortization of $80,540	147,535	144,683
	565,809	512,425
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	288,400	259,845
Due to officers	46,200	46,200
Due to Affiliate	160,740	104,074
Total current liabilities	495,340	410,119
SHARE CAPITAL AND DEFICIT		
SHARE CAPITAL	3,305,595	3,305,595
DEFICIT	(3,235,126)	(3,203,289)
	70,469	102,306
	565,809	512,425

Approved by the Directors:

"Terry O. Lashman" Director

"Gary G. Liu" Director

SUN ENTERTAINMENT HOLDING CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
NINE MONTHS ENDED SEPTEMBER 30, 2003
(Prepared By Management)

Schedule A
Exhibit 2

	3 Months Ended 30-Sep-03	9 Months Ended 30-Sep-03	3 Months Ended 30-Sep-02	9 Months Ended 30-Sep-02
ROYALTY REVENUES	264,363	895,982	409,596	905,424
INTEREST AND OTHER REVENUES	17,684	173,811	46,169	159,254
Total Revenues	282,047	1,069,793	455,765	1,064,678
OPERATING EXPENSES				
Wages	64,367	175,737	60,830	166,248
Outside services	44,009	112,189	4,966	11,681
Office supplies	3,609	15,593	4,148	10,699
Postage	3,904	11,011	2,093	5,056
Rent	745	3,151	1,347	4,443
Auto	5,663	16,240	4,784	14,083
Securitiy	-	400	283	853
Software	1,935	3,016	1,957	2,414
Copy machine	199	579	204	566
Telephone	2,425	8,979	3,187	8,760
Dues and subscriptions	909	2,566	602	877
Disposal	1,014	3,050	1,090	3,104
Copyrights and trademarks	44	219	10	460
Consulting and commission	(1,816)	17,499	41,085	123,250
CDs/cassettes costs	8,452	31,365	4,118	10,374
Royalty Expense	140,867	291,302	24,335	160,632
Travel, entertainment and promotion	56,155	155,017	17,441	62,807
Legal and accounting	20,227	58,953	15,518	37,757
Utilities and taxes	8,265	23,848	8,733	24,576
Insurance	1,782	15,196	8,842	21,584
Management fees	24,258	61,824	19,966	52,173
Listing and transfer fees	640	9,242	595	7,230
Bank charges and interrest	2,940	11,773	886	2,944
Amortization of goodwill	-	-	1,426	4,278
Repairs and maintenance	2,135	3,006	2,297	12,795
Total operating expenses	392,728	1,031,755	230,743	749,644
INCOME (LOSS) FROM OPERATIONS	(110,681)	38,038	225,022	315,034
FOREIGN EXCHANGE	676	1,091	(1,360)	(3,305)
EARNINGS (LOSS) FOR THE PERIOD	(111,357)	36,947	226,382	318,339
DEFICIT, BEGINNING		(3,272,072)		(3,173,539)
DEFICIT, ENDING		(3,235,125)		(2,855,200)
EARNINGS (LOSS) PER SHARE	$ (0.01)	$ 0.01	$ 0.02	$ 0.03

Schedule A
Exhibit 3

SUN ENTERTAINMENT HOLDING CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
September 30, 2003
(Prepared By Management)

	3 Months Ended 30-Sep-03	9 Months Ended 30-Sep-03	3 Months Ended 30-Sep-02	9 Months Ended 30-Sep-02
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
Net income (loss) for the period	(111,358)	36,946	226,380	318,339
Amortization of goodwill, a charge not involving cash	-	-	1,426	4,278
	(111,358)	36,946	227,806	322,617
Net change in non-cash working capital balances relating to operations	36,934	21,321	(95,519)	(261,371)
	(74,424)	58,267	132,287	61,246
FINANCING ACTIVITIES				
Advances from directors	-	-	-	-
Shares issued	-	-	-	-
	-	-	-	-
INCREASE (DECREASE) IN CASH DURING THE PERIOD	(74,424)	58,267	132,287	61,246
CASH AT BEGINNING OF PERIOD	406,529	273,838	273,838	344,879
CASH AT END OF PERIOD	332,105	332,105	406,125	406,125

SUN ENTERTAINMENT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

1. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These financial statements include the accounts of the company, a British Columbia corporation listed on the Canadian Venture Exchange, and its wholly-owned subsidiary, Sun Entertainment Corporation, a Tennessee corporation. All material inter-company transactions and balances have been eliminated.

b) Inventory

Inventory consists of records, tapes and cassettes and is stated at the lower of cost (first-in, first-out) or net realizable value.

c) Revenue recognition

The company receives both foreign and domestic royalties from companies it contracts with and which are licensed to sell recordings from masters leased to them by the company. Terms of the license agreements vary; however, in general, most agreements specify payments of minimum guaranteed royalties to the company. The company follows the practice of recognizing licensee royalties as income upon receipt.

d) Record masters and advance royalty payments to artists

The company follows the practice of expensing the cost of master recordings and any advance royalties paid to the artist if they are not recovered through royalties earned by the artist during the year.

e) Foreign currency translation

These financial statements are presented in Canadian dollars. The operations of the subsidiary, located in the United States, are considered to be integrated with those of the parent company and as such, the company employs the temporal method for translation of the assets, liabilities and operations denominated in U.S. currency as follows:

(i) Monetary items - at the rate of exchange in effect at the balance sheet date.

(ii) Non-monetary items at their historical rates of exchange (except for items carried at market value which are translated at the rate of exchange in effect at the balance sheet date).

(iii) Revenue and expenses - at the average rate of exchange in effect during the year.

(iv) Amortization - at the same rates of exchange as the assets to which they relate.

Gains or losses arising on translation are included in the determination of net income for the current year.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Goodwill

Effective January 1, 2002 the company adopted CICA 3062-Goodwill and Other Intangible Assets as required by the Canadian Institute of Chartered Accountants.. This policy no longer permits the amortization of goodwill.

g) Loss per share

Loss per share computations are based upon the weighted average number of shares outstanding during the year. Equivalent shares (stock options or otherwise) have been excluded from the calculation as the effect of the inclusion would be anti-dilutive in that the loss per share would decrease.

h) Future income taxes

The company recognizes income taxes using an asset and liability approach. Future income tax assets and liabilities are computed annually for differences between the financial statements and tax bases using enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

i) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions based on currently available information. Such estimates and assertions may affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

j) Cash

Cash consists of demand deposits held with financial institutions and highly liquid instruments with original maturities of three months or less.

2. NATURE OF OPERATIONS

The company is engaged principally in the merchandising of records and tapes and receiving royalties for use of its master recordings. The company has exclusive rights to use certain master sound recordings owned by Shelby Singleton Enterprises, Inc., a company controlled by the president of Sun Entertainment Holding Corporation. The agreement commenced January 2, 1988 and terminates December 31, 2011, with an option to renew for an additional twenty-five years. The license fee is 5% of sales, as defined in the agreement.

During the current year, the company's revenues were derived principally from activity in the

United States and the company's assets are situated principally in the United States. Rates used for translating transactions and balances denominated in United States dollars are as follows:

Rate at September 30	1.3493	1.5919
Average rate for the period	1.4608	1.5895

March 31	2003	2002

3. FINANCIAL INSTRUMENTS

The company's financial instruments consist of cash and cashable deposits with maturities of less than ninety days, accounts receivable, accounts payable and accrued liabilities, advances from directors and amounts due to affiliated companies. In management's opinion the company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, except for advances from directors and amounts due from affiliated companies, the fair values of which are not readily determinable because they are non-interest bearing.

4. GOODWILL

	2003	2002
Goodwill arising on business combination	$ 228,075	$ 228,075
Less: Accumulated amortization	(80,540)	(80,540)
	$ 147,535	$ 147,535

5. RELATED PARTY TRANSACTIONS

The following is a summary of balances and transactions with directors and/or companies controlled by directors of Sun Entertainment Holding Corporation and its wholly-owned subsidiary.

	2003	2002
Balance Sheet:		
Accounts payable to companies controlled by directors	$ 66,588	$ 70,909
Advances from directors	46,200	46,200
Due to companies controlled by directors	160,741	113,525
Statement of Operations:		
Management fees incurred to a company controlled by a director	18,000	18,000
Royalties incurred to company controlled by a director (Note 2)	34,006	40,438

All related party transactions have been recorded at their exchange amounts, which approximate market terms. The related party balances have been recorded at their exchange amounts and are non-interest bearing with no fixed terms of repayment.

6. COMMITMENT

The company is committed to a premises lease for Canadian $87,650 annually on a year-to-year basis to a company controlled by a director. The landlord has suspended collection of the annual lease payment.

7. SHARE CAPITAL

Issued:	Number of Shares	Value
Balance at September 30, 2003 and 2002	11,921,679	$ 11,921,679

FORM 51 - 901F

QUARTERLY REPORT

INCORPORATED AS PART OF:

Schedule A
- Schedule B
- Schedule C

ISSUER DETAILS:

NAME OF ISSUER: Sun Entertainment Holding Corporation

ISSUER'S ADDRESS: 702 - 889 West Pender Street
CITY: Vancouver
PROVINCE: British Columbia
POSTAL CODE: V6C 3B2

ISSUER TELEPHONE: (604) 684-7929
ISSUER FACSIMILE: (604) 683-2003

CONTACT PERSON: Terry O. Lashman
CONTACT'S POSITION: Director
CONTACT TELEPHONE: (604) 684-7929

FOR QUARTER ENDED: September 30, 2003
DATE OF REPORT: November 18, 2003

CERTIFICATE:

The schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Terry O. Lashman"	Terry O. Lashman	03/11/18 Y M D
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Gary G. Liu"	Gary G. Liu	03/11/18 Y M D

Schedule B
Exhibit 5

SUN ENTERTAINMENT HOLDING CORPORATION

SUPPLEMENTARY FINANCIAL INFORMATION
NINE MONTHS ENDED SEPTEMBER 30, 2003

1 Goodwill

(Please see Note 4 - Exhibit 4)

2 Related party transactions

(Please see Note 5 - Exhibit 4)

3(a) Securities issued during the period January 1 to September 30, 2003

Date	Common	Price	Proceeds	Type	Consideration	Commission
Nil						

3(b) Options were granted during the period January 1 to September 30, 2003

Date Granted	No. of Shares	Price	Expiry Date
Nil			

4 Share Capital

4(a) Authorized - 100,000,000 common shares without par value

4(b) Issued and outstanding

	September 30, 2003		September 30, 2002	
	No. of Shares	Ascribed Amount	No. of Shares	Ascribed Amount
- Balance at beginning of year	11,921,679	$3,305,595	11,921,679	$3,305,595
- Allotted and issued during the period for deb	-	-	-	-
- Allotted and issued during the period for casl from options exercised	-	-	-	-
- Allotted and issued during the period for casl from private placement	-	-	-	-
- Balance at September 30, 2003	11,921,679	$3,305,595	11,921,679	$3,305,595

4(c) At September, 30, 2003, the company had the following directors' and employees' options and warrants outstanding

Directors' and Employees' Options:

Nil

Series "A" Share Purchase Warrants:

Nil

4(d) At September, 30, 2003, the following shares in each class are subject to escrow or pooling agreements

Nil

5 Directors and officers at September 30, 2003

Shelby S. Singleton, Jr.
John A. Singleton
Terry O. Lashman
Gary G. Liu

SUN ENTERTAINMENT HOLDING CORPORATION

QUARTERLY REPORT
MANAGEMENT DISCUSSION
SEPTEMBER 30, 2003

The total revenues for the Company for the first nine months of 2003 were flat with an increase of one half of one (0.5%) percent over the revenues for the first nine months of 2002. Royalty and license fee revenues for the first nine months of 2003 decreased by one (1%) percent over those for the same period in 2002. This compares to an overall sales decline of twenty (20%) for the music industry in general for the past three years, with a eleven (11%) decline in the first half of 2003 as recently reported by the trade group, International Federation of The Phonographic Industry (IFIPI). Total operating expenses in the first nine months of 2003 were thirty eight (38%) percent more than those in the first nine months of 2002 and the Company had net income of $36,949 for the first nine months of 2003 versus net income of $318,339 in the same period of 2002. Royalty and license revenues cannot be predicted with a high degree of accuracy and can vary widely (up or down) between accounting periods. The music business is a fickle business and depends on the whims of the public and trends of the moment for its success.

During the current period, the total operating expenses increase (38%) was due mainly to timing of royalty payments to artists and producers and expenses associated wiyh the release of a new recording. Outside Services expenses during the current period increased by eight hundred sixty (860%) percent over those during the same period in 2002. Consulting and Commissions expenses during the current period decreased by eighty-four (84%) percent from those during the first nine months of 2002. The reason for the changes in these two expense categories was due to a payment coding revision on the Company's books. Certain types of payments that were coded to Consulting and Commissions in 2002 were changed to Outside Services in 2003. If these two expense types are combined in each year, the change from 2002 to 2003 is a decrease of four (4%) percent.

Royalty Expense during the current period increased by eighty one (81%) percent over the same period in 2002 and this was caused by timing of payments and the fact that royalty payments to artists and producers are normally made within sixty to ninety days after royalty revenues are received.

The Company released and promoted a new recording by a known country music artist during the current period and expenses related to this recording contributed to increases in expenses in the following categories: Postage (117%), Office Supplies (97%) and Travel, Entertainment and Promotion (147%).

Legal and Accounting expenses during the current period increased by fifty six (56%) over the same period in 2002 due to additional work by the Company's attorneys and accountants associated with the planned reorganization of the Company. Additional expenses in this area are expected for the remainder of 2003.

Management Fees paid by the Company in the first nine months of 2003 increased by eighteen (18%) over those paid during the first nine months of 2002. The Company's subsidiary pays the parent a management fee to fund the operations of the parent and the parent pays a director of the Company a fixed monthly management fee of $2,000. All management fees are paid for management services rendered by the recipient.

Although the music industry in general is in the doldrums due to slumping sales blamed on online and other piracy and scarcity of superstar product, a recent survey by the US based Recording Industry Association of America (RIAA) confirmed that rock music held steady as the most popular genre in 2002 and those consumers over age 45 emerged as the steadiest music buyers in a depressed market, with twenty five (25%) of the market purchased by fans in this age group. The survey also found that 2002 was the first year that more CDs were sold at discount department stores and consumer electronics outlets than specialty record stores. Earlier this year, the RIAA reported that year-end shipments of CDs, DVDs and tapes in the United States totaled US$12.6 billion in 2002, down eight (8%) from US$13.7 billion in 2001. The Company's product fits in the category favored by the over age 45 group and is normally found in the stores that attract this age group.

In the third quarter of 2003, two important personalities associated with Sun Records passed away. On July 30, 2003, Sun Records' founder, Sam Phillips, died at the age of 80 in Memphis, Tennessee from respiratory failure and on September 12, 2003, worldwide superstar Johnny Cash succumbed to complications of diabetes in Nashville. Johnny Cash was 71 years old and began his recording career at Sun in 1955.

The Company controls the rights to over 7,000 classic Rock & Roll, Rockabilly, Country, Rhythm & Blues, Gospel and Bluegrass titles from the 50's, 60's and 70's. Included in these recordings are such well known songs as "Whole Lotta Shakin' Going On"/Jerry Lee Lewis, "I Walk The Line"/Johnny Cash, "Blue Suede Shoes"/Carl Perkins, "Lonely Weekends"/Charlie Rich, "Ooby Dooby"/Roy Orbison, "Harper Valley PTA"/Jeannie C. Riley, "From A Jack To A King"/Ned Miller, "Chapel Of Love"/The Dixie Cups, and "The Boy From New York City"/The Ad Libs. The majority of the revenues received by the Company are from royalty licensing arrangements from the major record companies such as Universal, Time-Warner, Sony, BMG, and EMI and from the larger independent record companies such as Rhino and Varese Sarabande in the United States and Charly and Disky in Europe. Other revenues are flat fees received from the uses of the Company's master recordings as source music in motion pictures, television shows and radio and television commercials.

During the current period, forty one (41%) percent of the Company's royalty revenues were received from licensees in the United States with the remaining fifty nine (59%) percent received from licensees outside the United States. The United States companies that generate the largest royalty revenues for the company are BMG Music (the music unit of Bertelsmann Company), Rhino Entertainment (a unit of Warner Bros. Records {Time-Warner}), Universal Music and Sony Music. The Company receives most of its revenues from outside the United States from Charly Records and Disky Communications in Europe.

The music industry continues to look to consolidation as a means to turn around lagging sales and cut costs. The most recent interest has been Sony Music combining with

Bertelsmann's BMG Music in a 50-50 partnership arrangement and EMI Music purchasing Time Warner's music company for one billion dollars. The industry continues to attack the online piracy problem by instituting legal action against individual consumers who have illegally downloaded copyrighted music. New legitimate downloading services like Apple iTunes and the legal Napster are in operation and the initial results are encouraging. It is expected that in the near future, digital downloading will be available to consumers in retailers such as Wal-Mart and Best Buy. According to Junipter Research, the entire market for legal digital music in the United States is expected to be less than US$80 million in 2003, but that figure is expected to grow to more than US$1.5 billion during the next five years.

The Company continues to market its catalog of master recordings for use in television shows, movies, commercials and compilation and special album releases. Recent uses of Company masters in these media have been "You, I" as performed by the Rugby's in the motion picture "Paper Cut", "Blue Suede Shoes" as performed by Carl Perkins in a Canadian originated television series "Music Hall 2", "Oh Mama" as performed by Sun rockabilly artist Sonny Burgess in a Woolworth's United Kingdom television commercial and "Great Balls of Fire" as performed by Jerry Lee Lewis in the promotional trailer for the Eddie Murphy movie "Daddy Day Care" and "Feelin' Good as performed by Little Junior's Blue Flames in the Martin Scorsese executive produced PBS blues series segment, "The Blues: The Road to Memphis".

QUARTERLY REPORT

INCORPORATED AS PART OF:

- Schedule A
- Schedule B

ISSUER DETAILS:

NAME OF ISSUER: Sun Entertainment Holding Corporation

ISSUER'S ADDRESS: 702 - 889 West Pender Street
CITY: Vancouver
PROVINCE: British Columbia
POSTAL CODE: V6C 3B2

ISSUER TELEPHONE: (604) 684-7929
ISSUER FACSIMILE: (604) 683-2003

CONTACT PERSON: Terry O. Lashman
CONTACT'S POSITION: Director
CONTACT TELEPHONE: (604) 684-7929

FOR QUARTER ENDED: March 31, 2004
DATE OF REPORT: July 29, 2004

CERTIFICATE:

The schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Terry O. Lashman"	Terry O. Lashman	04/07/29 Y M D
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Gary G. Liu"	Gary G. Liu	04/07/29 Y M D

SUN ENTERTAINMENT HOLDING CORPORATION

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2004

Schedule A
Exhibit 1

SUN ENTERTAINMENT HOLDING CORPORATION

CONSOLIDATED BALANCE SHEET

March 31, 2004 and December 31, 2003

(Prepared By Management)

ASSETS

CURRENT ASSETS	31-Mar-04	31-Dec-03
Cash & royalty reserve cash	533,445	467,028
Accounts receivable	24,075	19,213
Inventory	70,296	68,943
Prepaid expenses	266	263
Total Current Assets	628,082	555,447
FIXED ASSETS, less accumulated depreciation of $11,206	-	-
GOODWILL, net of amortization of $80,540	147,535	147,535
	775,617	702,982

LIABILITIES

CURRENT LIABILITIES		
Accounts payable and accrued expenses	498,773	474,393
~~Due to officers~~	~~46,200~~	46,200
Due to Affiliate	113,845	114,128
Total current liabilities	658,818	634,721

SHARE CAPITAL AND DEFICIT

SHARE CAPITAL	3,305,595	3,305,595
DEFICIT	(3,188,796)	(3,237,334)
	116,799	68,261
	775,617	702,982

Approved by the Directors:

"Terry O. Lashman" Director

"Gary G. Liu" Director

SUN ENTERTAINMENT HOLDING CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
THREE MONTHS ENDED MARCH 31, 2004
(Prepared By Management)

Schedule A
Exhibit 2

	3 Months Ended 31-Mar-04	3 Months Ended 31-Mar-03
ROYALTY REVENUES	326,688	305,087
INTEREST AND OTHER REVENUES	10,113	100,944
Total Revenues	336,801	406,031
OPERATING EXPENSES		
Wages	59,015	57,998
Outside services	27,299	35,944
Office supplies	1,885	3,670
Postage	2,540	2,301
Rent	749	546
Auto	6,824	5,766
Securitiy	388	364
Software	4,510	380
Copy machine	178	187
Telephone	1,494	2,869
Dues and subscriptions	1,156	561
Disposal	923	704
Copyrights and trademarks	39	-
Consulting and commission	8,504	14,307
CDs/cassettes costs	2,856	10,375
Royalty Expense	88,909	45,890
Travel, entertainment and promotion	43,683	61,618
Legal and accounting	6,527	5,254
Utilities and taxes	8,864	9,904
Insurance	5,684	7,152
Management fees	20,341	13,606
Listing and transfer fees	5,124	4,659
Bank charges and interrest	2,186	1,876
Amortization of goodwill	-	-
Repairs and maintenance	616	(227)
Total operating expenses	300,294	285,704
INCOME (LOSS) FROM OPERATIONS	36,507	120,327
FOREIGN EXCHANGE	806	-
EARNINGS (LOSS) FOR THE PERIOD	35,701	120,327
DEFICIT, BEGINNING	(2,912,860)	(3,300,063)
DEFICIT, ENDING	(2,909,475)	(3,330,147)
EARNINGS (LOSS) PER SHARE	$ 0.01	$ 0.01

Schedule A
Exhibit 3

SUN ENTERTAINMENT HOLDING CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOW
March 31, 2004
(Prepared By Management)

	3 Months Ended 31-Mar-04	3 Months Ended 31-Mar-03
CASH PROVIDED BY (USED FOR)		
OPERATING ACTIVITIES		
Net income (loss) for the period	35,701	120,327
Amortization of goodwill, a charge not involving cash	-	-
	35,701	120,327
Net change in non-cash working capital balances relating to operations	30,716	(81,676)
	66,417	38,651
FINANCING ACTIVITIES		
Advances from directors	-	-
Shares issued	-	-
	-	-
INCREASE (DECREASE) IN CASH DURING THE PERIO	66,417	38,651
CASH AT BEGINNING OF PERIOD	467,028	385,521
CASH AT END OF PERIOD	533,445	424,172

Schedule A
Exhibit 4

SUN ENTERTAINMENT HOLDING CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004 AND 2003

1. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These financial statements include the accounts of the company, a British Columbia corporation listed on the Canadian Venture Exchange, and its wholly-owned subsidiary, Sun Entertainment Corporation, a Tennessee corporation. All material inter-company transactions and balances have been eliminated.

b) Inventory

Inventory consists of records, tapes and cassettes and is stated at the lower of cost (first-in, first-out) or net realizable value.

c) Revenue recognition

The company receives both foreign and domestic royalties from companies it contracts with and which are licensed to sell recordings from masters leased to them by the company. Terms of the license agreements vary; however, in general, most agreements specify payments of minimum guaranteed royalties to the company. The company follows the practice of recognizing licensee royalties as income upon receipt.

d) Record masters and advance royalty payments to artists

The company follows the practice of expensing the cost of master recordings and any advance royalties paid to the artist if they are not recovered through royalties earned by the artist during the year.

e) Foreign currency translation

These financial statements are presented in Canadian dollars. The operations of the subsidiary, located in the United States, are considered to be integrated with those of the parent company and as such, the company employs the temporal method for translation of the assets, liabilities and operations denominated in U.S. currency as follows:

(i) Monetary items - at the rate of exchange in effect at the balance sheet date.

(ii) Non-monetary items at their historical rates of exchange (except for items carried at market value which are translated at the rate of exchange in effect at the balance sheet date).

(iii) Revenue and expenses - at the average rate of exchange in effect during the year.

(iv) Amortization - at the same rates of exchange as the assets to which they relate.

Gains or losses arising on translation are included in the determination of net income for the current year.

SUN ENTERTAINMENT HOLDING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004 AND 2003

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Goodwill

Effective January 1, 2002 the company adopted CICA 3062-Goodwill and Other Intangible Assets as required by the Canadian Institute of Chartered Accountants.. This policy no longer permits the amortization of goodwill.

g) Loss per share

Loss per share computations are based upon the weighted average number of shares outstanding during the year. Equivalent shares (stock options or otherwise) have been excluded from the calculation as the effect of the inclusion would be anti-dilutive in that the loss per share would decrease.

h) Future income taxes

The company recognizes income taxes using an asset and liability approach. Future income tax assets and liabilities are computed annually for differences between the financial statements and tax bases using enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

i) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions based on currently available information. Such estimates and assertions may affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

j) Cash

Cash consists of demand deposits held with financial institutions and highly liquid instruments with original maturities of three months or less.

2. NATURE OF OPERATIONS

The company is engaged principally in the merchandising of records and tapes and receiving royalties for use of its master recordings. The company has exclusive rights to use certain master sound recordings owned by Shelby Singleton Enterprises, Inc., a company controlled by the president of Sun Entertainment Holding Corporation. The agreement commenced January 2, 1988 and terminates December 31, 2011, with an option to renew for an additional twenty-five years. The license fee is 5% of sales, as defined in the agreement.

During the current year, the company's revenues were derived principally from activity in the United States and the company's assets are situated principally in the United States. Rates used for translating transactions and balances denominated in United States dollars are as follows:

	2004	2003
Rate at March 31	1.3111	1.4699
Average rate for the quarter	1.3037	1.5211

SUN ENTERTAINMENT HOLDING CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2004 AND 2003

3. FINANCIAL INSTRUMENTS

The company's financial instruments consist of cash and cashable deposits with maturities of less than ninety days, accounts receivable, accounts payable and accrued liabilities, advances from directors and amounts due to affiliated companies. In management's opinion the company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, except for advances from directors and amounts due from affiliated companies, the fair values of which are not readily determinable because they are non-interest bearing.

4. GOODWILL

	2004	2003
Goodwill arising on business combination	$ 228,075	$ 228,075
Less: Accumulated amortization	(80,540)	(80,540)
	$ 147,535	$ 147,535

5. RELATED PARTY TRANSACTIONS

The following is a summary of balances and transactions with directors and/or companies controlled by directors of Sun Entertainment Holding Corporation and its wholly-owned subsidiary.

Balance Sheet:	2004	2003
Accounts payable to companies controlled by directors	$66,888	$ 62,769
Advances from directors	46,200	46,200
Due to companies controlled by directors	113,845	117,979
Statement of Operations:		
Management fees incurred to a company controlled by a director	18,000	18,000
Royalties incurred to company controlled by a director (Note 2)	11,313	14,814

All related party transactions have been recorded at their exchange amounts which approximate market terms. The related party balances have been recorded at their exchange amounts and are non-interest bearing with no fixed terms of repayment.

6. COMMITMENT

The company is committed to a premises lease for Canadian $89,700 annually on a year-to-year basis to a company controlled by a director. The landlord has suspended collection of the annual lease payment.

7. SHARE CAPITAL

Issued:	No. of Shares	Value
Balance at March 31, 2004 AND 2003	11,921,679	$3,305,595

QUARTERLY REPORT

INCORPORATED AS PART OF:

Schedule A
• Schedule B

ISSUER DETAILS:

NAME OF ISSUER: Sun Entertainment Holding Corporation

ISSUER'S ADDRESS: 702 - 889 West Pender Street
CITY: Vancouver
PROVINCE: British Columbia
POSTAL CODE: V6C 3B2

ISSUER TELEPHONE: (604) 684-7929
ISSUER FACSIMILE: (604) 683-2003

CONTACT PERSON: Terry O. Lashman
CONTACT'S POSITION: Director
CONTACT TELEPHONE: (604) 684-7929

FOR QUARTER ENDED: March 31, 2004
DATE OF REPORT: July 29, 2004

CERTIFICATE:

disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Terry O. Lashman"	Terry O. Lashman	04/07/29 Y M D
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
"Gary G. Liu"	Gary G. Liu	04/07/29 Y M D

SUN ENTERTAINMENT HOLDING CORPORATION
MANAGEMENT'S DISCUSSION & ANALYSIS
THREE MONTHS ENDED MARCH 31, 2004

DISCLAIMER

This discussion and analysis has been prepared by the management of Sun Entertainment Holding Corporation ("Sun" or the "Company") and should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2003 as well as the unaudited interim consolidated financial statements and notes for the three months ended March 31, 2004.

This document, as well as other management discussion of the Company's vision, business strategies and expectations as reported in the business plan, information circular, annual information form, quarterly management discussion and analysis, regulatory filings, press releases and other reports, contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. The words "believe", "expect", "intend", "anticipate", or any variations of such words and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward- looking. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.

Factors that affect the Company's actual results include the rate of market acceptance of the Company's products and services; the ability to obtain and defend intellectual property rights and related products; the ability to market the Company's products and services; as well as the status of competing products and services, and general economic conditions including foreign exchange rates. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

DESCRIPTION OF BUSINESS

The Company controls the rights to over 7,000 classic Rock & Roll, Rockabilly, Country, Rhythm & Blues, Gospel and Bluegrass titles from the 50's, 60's and 70's. Included in these recordings are such well known songs as "Whole Lot of Shakin' Going On"/Jerry Lee Lewis, "I Walk The Line"/Johnny Cash, "Blue Suede Shoes"/Carl Perkins, "Lonely Weekends"/Charlie Rich, "Ooby Dooby"/Roy Orbison, "Harper Valley PTA"/Jeannie C. Riley, "From A Jack To A King"/Ned Miller, "Chapel Of Love"/The Dixie Cups, and "The Boy From New York City"/The Ad Libs. The majority of the revenues received by the Company are from royalty licensing arrangements from the major record companies such as Universal, Time-Warner, Sony, BMG, and EMI and from the larger independent record companies such as Rhino and Varese Sarabande in the United States and Charly and Disky in Europe. Other revenues are flat fees received from the uses of the Company's master recordings as source music in motion pictures, television shows and radio and television commercials.

OVERALL PERFORMANCE

Sales

Sales for the three-month period ending March 31, 2004 were $336,801 down 17% compared to $406,031 for the same period of 2003. Royalty and license fee revenues for the current period were 326,688 compared to $305,087 for the same period of 2003.

During the current period, thirty eight (38%) percent of the Company's royalty revenues were received from licensees in the United States with the remaining sixty two (62%) percent received from licensees outside the United States. The United States companies that generate the largest royalty revenues for the company are BMG Music (the music unit of Bertelsmann Company), Rhino Entertainment (a unit of Warner Bros. Records, Universal Music and Sony Music). The Company receives most of its revenues from outside the United States from Charly Records and Disky Communications in Europe.

Cost of Goods Sold
The cost of goods sold for the three-month period ending March 31, 2004 were $91,765 compared to $56,265 for the same period of 2003. Timing of payments and the fact that royalty payments to artists and producers are normally made within sixty to ninety days after royalty revenues are received caused the increase in cost of goods sold.

Expenses
Overhead for the three-month period ending March 31, 2004 was $208,529 compared to $229,439 for the same period of 2003.

Statement of Operations & Deficit
The earnings for the three-month period ending March 31, 2004 was $35,701 compared to $120,327 for the same period of 2003. The decrease in earnings was due to the increase in cost of goods sold and the decrease in revenues.

Finance & Cash Flow
Cash used in operating activities during the three-month period ending March 31, 2004 was $66,417 compared to $38,651 for the same period of 2003. The increase in cash usage was primarily due to the increase in royalties paid to recording artists.

No cash used in investing activities during the three-month period ending March 31, 2004 or for the same period of 2003.

There were no financing activities during the three-month period ending March 31, 2004 or for the same period of 2003.

The global music business in 2003 fell by 7.6% from the previous year to a value of US$32 billion at the retail level, according to a recent report issued by the trade group International Federation of the Phonograph Industry (IFPI). There are some bright spots in the industry such as the development of legitimate online music services and the increase of strong action against online piracy. The report also pointed out that the US market, which accounts for 37% of the world's music sales, experienced a recovery in the last quarter of 2003 and that upward motion has continued in the first quarter of 2004. The top ten markets in the world in 2003 were the United States, Japan, the United Kingdom, France, Germany, Canada, Australia, Italy, Spain and the Netherlands. Another positive area of growth is music DVDs for which the global market in 2003 increased by two-thirds and now accounts for 5.7% of the overall value of recorded music. The IFPI report predicts that the global music market will continue to drop (at lower rates than in previous years) for the next two years before a return to growth in 2006.

The Company continues to market its catalog of master recordings for use in television shows, movies, commercials, and compilation and special album releases. Recent uses of Company masters in these media have been "Match Box" as performed by Carl Perkins in the television series "Smallville" and "Iko Iko" as performed by the Dixie Cups and "The Boy From New York City" as performed by the Ad Libs, both of which were used in the television series "American Dreams".

"Whole Lotta Shakin' Going On" as performed by Jerry Lee Lewis was licensed to International Game Technology for use in the slot machine titled King Pin Bowling Game.

SELECTED ANNUAL INFORMATION

	2003	2002	2001
Revenues	$1,363.414	$1,340,413	$ 1,277,630
Cost of sales	$ 484,705	$ 440,631	$ 466,279
Gross profit	$ 878,709	$ 899,782	$ 811,351
% Gross profit	64.45%	67.13%	63.50%
Expenses	$ 833,249	$ 931,317	$ 878,429
Net Earnings (Loss)	$ 45,460	$ (31,535)	$ (67,078)
Shares issued and outstanding	11,921,679	11,921,679	11,921,679
Earnings (Loss) per share	$ 0.004	$ (0.003)	$ (0.006)
Total assets	$ 702,982	$ 634,409	$ 573,099
Total long-term financial liabilities	None	None	None
Cash dividends declared	None	None	None

SUMMARY OF QUARTERLY RESULTS

	2004	2003	2003	2003	2003	2002	2002	2002
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	336,801	310,188	282,046	381,715	406,031	240,250	455,765	395,224
Net Earnings (Loss)	35,701	5,514	(111,358)	27,974	120,327	(349,874)	226,380	122,043
Shares outstanding	12M	12M	12M	12M	12M	12M	12M	12M
Earnings (Loss) per share	0.00	0.00	(0.01)	0.00	0.00	(0.03)	0.02	0.01

LIQUIDITY AND RISKS

As at March 31, 2004, the Company had a working capital deficit of $30,736 compared to a working capital deficit of $23,721 as at December 31, 2003, the end of the Company's last completed fiscal year. The increased deficit was a direct result of the increased cost of goods sold and was financed by regular cash flow.

The Company is exposed to market risk related to changes in foreign currency. This could adversely affect the value of the Company's current assets and liabilities as well as impact revenues and profitability.

CONTRACTUAL OBLIGATIONS

There were no long-term contractual obligations.

CAPITAL RESOURCES

The Company has limited capital resources, and is relying on continuing royalty and license fee revenues to provide future capital.

OFF BALANCE SHEET ARRANGEMENTS

There were no off balance sheet arrangements.

MATERIAL CONTRACTS

The Company has an exclusive license agreement for the use of master recordings owned by Shelby Singleton Enterprises, Inc. See Note 2.

TRANSACTIONS WITH RELATED PARTIES

Refer to Note 5.

PROPOSED TRANSACTIONS

There were no proposed transactions.

CRITCAL ACCOUNTING ESTIMATES
There were no critical accounting estimates.

CHANGES IN ACCOUNTING POLICIES
Effective January 1, 2002, the Company adopted, on a retroactive basis, the new recommendations of the CICA with respect to the recognition, measurement and disclosure of foreign currency exchange gains and losses. The amendments to the standard require separate disclosure of exchange gains and losses on the income statement and the elimination of deferral and amortization of unrealized gains and losses on foreign currency denominated non-current monetary assets and liabilities, except to the extent that they meet specified criteria for hedge accounting. The change in policy had no effect on current or prior period balances.

Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the period. Amortization is converted using the rates prevailing at the dates of acquisition. Gains and losses from foreign currency translation are included in the consolidated statements of loss.

Effective January 1, 2002, the Company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted to employees using the intrinsic value method whereby compensation costs for awards to employees are recognized only when the market price exceeds the exercise price at the date of grant. Pro-forma disclosure of the impact on net income and earnings per share of the fair value of options granted to employees is required.

Stock-based compensation granted to non-employees is recorded at the fair value as determined using the Black-Scholes option valuation model.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS
The Company's financial instruments consist of cash, marketable securities, accounts receivable, accounts payable and advances from related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

INVESTOR RELATIONS
There were no agreements for investor relations.

SUBSEQUENT EVENTS
There were no material subsequent events.

ADDITIONAL INFORMATION
Additional information regarding the Company can be found on SEDAR at ____________ or the Company's web site at __________________.

SUN ENTERTAINMENT HOLDING CORPORATION

(604) 684-7929
(800) 665-2454
(604) 683-2003 FAX

SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3B2

Nashville
(615) 385-1960
(615) 385-1964 FAX

Trading Symbol: (TSX) SED,V
Trading Symbol: (OTC) SETHF

PRESS RELEASE 03.03
November 18, 2003

12G3(B)#82-1776BMG
Standard & Poor's Listed

NEWS RELEASE

Sun Entertainment Holding Corporation (the "Company") is pleased to announce its financial results for the nine months period ending September 30, 2003.

The total revenues, $1,069,792, for the Company for the first nine months of 2003 were flat with an increase of one half of one (0.5%) percent over the revenues, $1,064,678, for the first nine months of 2002. Royalty and license fee revenues for the first nine months of 2003 decreased by one (1%) percent over those for the same period in 2002. This compares to an overall sales decline of twenty (20%) for the music industry in general for the past three years, with a eleven (11%) decline in the first half of 2003 as recently reported by the trade group, International Federation of The Phonographic Industry (IFIPI). Total operating expenses in the first nine months of 2003 were thirty eight (38%) percent more than those in the first nine months of 2002 and the Company had net income of $36,949 for the first nine months of 2003 versus net income of $318,339 in the same period of 2002.

In the third quarter of 2003, two important personalities associated with Sun Records passed away. On July 30, 2003, Sun Records' founder, Sam Phillips, died at the age of 80 in Memphis, Tennessee from respiratory failure and on September 12, 2003, worldwide superstar Johnny Cash succumbed to complications of diabetes in Nashville. Johnny Cash was 71 years old and began his recording career at Sun in 1955.

The Company continues to market its catalog of master recordings for use in television shows, movies, commercials and compilation and special album releases. Recent uses of Company masters in these media have been "You, I" as performed by the Rugby's in the motion picture "Paper Cut", "Blue Suede Shoes" as performed by Carl Perkins in a Canadian originated television series "Music Hall 2", "Oh Mama" as performed by Sun rockabilly artist Sonny Burgess in a Woolworth's United Kingdom television commercial and "Great Balls of Fire" as performed by Jerry Lee Lewis in the promotional trailer for the Eddie Murphy movie "Daddy Day Care" and "Feelin' Good" as performed by Little Junior's Blue Flames in the Martin Scorsese executive produced PBS blues series segment, "The Blues: The Road to Memphis".

For further information visit Sun's official website www.sunrecords.com or contact Terry Lashman at (800) 665-2454 or John Singleton at (615) 385-1960.

BY ORDER OF THE BOARD OF DIRECTORS

TERRY O. LASHMAN
Director

The TSX Venture Exchange has neither approved nor disapproved this announcement.

SUN ENTERTAINMENT HOLDING CORPORATION

(604) 684-7929
(800) 665-2454
(604) 683-2003 FAX

SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3B2

Nashville
(615) 385-1960
(615) 385-1964 FAX

Trading Symbol: SED (TSX)
Trading Symbol: SETHF (OTC)

PRESS RELEASE 01.04
17 June 2004

12G3(B)#82-1776
Standard & Poor's Listed

Sun Enters into an Agreement to Release 60 Johnny Cash Master Recordings

Sun Entertainment Holding Corporation is pleased to announce that it has entered into an agreement with Record Sales of Nashville, Tennessee, to manufacture and release a package containing 60 Johnny Cash master recordings.

This is a 4 CD box set to be sold by direct marketing and in retail outlets in North America. Some of the retailers purchasing this product, or being solicited, include Dollar General Stores, Wal-Mart, Sam's Club, Costco, Target as well as other major chain stores.

Initial orders indicate this box set will be a major seller and Sun will receive substantial royalties for each unit sold.

Johnny Cash, perhaps the most widely recognized voice in country music, passed away in 2003. "Johnny Cash was not only a giant in our business, but he was one of those guys who had grown to be become a cultural icon in America", stated Ed Benson, Executive Director of the Country Music Association.

Sun Entertainment Holding Corporation has the exclusive world-wide rights to manufacture and distribute the recordings containing the performances embodied in approximately 7000 Master Recordings including Johnny Cash, Jerry Lee Lewis, Carl Perkins, Roy Orbison, Conway Twitty, Elvis Presley and others...

For further information contact Terry O. Lashman or Todd Weigel at (800) 665-2454 or Shelby S. Singleton or John A. Singleton at (615) 385-1960 or visit Sun's official website www.sunrecords.com.

On Behalf of the Board of Directors,

" TOL"
Terry O. Lashman
Director

Insider transaction detail - View details for issuer

Transactions sorted by : Insider
Issuer name : Sun Entertainment Holding Corporation (Starts with)
Filing date range : July 4, 2003 - June 22, 2004

Issuer name: Sun Entertainment Holding Corporation

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Insider name: Singleton Jr., Shelby S.													
Insider's Relationship to Issuer: 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer													
Security designation: Common Shares													
138474	2003-11-10	2003-12-09	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			1,637,145						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
223148	2004-03-14	2004-03-24	Direct Ownership :	11 - Acquisition or disposition carried out privately	+11,000	0.1500	1,648,145						
247314	2004-04-30	2004-04-30	Direct Ownership :	10 - Acquisition or disposition in the public market	+10,000	0.1500	1,658,145						
277120	2004-06-16	2004-06-22	Direct Ownership :	10 - Acquisition or disposition in the public market	+2,000	0.1500	1,660,145						
277121	2004-06-18	2004-06-22	Direct Ownership :	10 - Acquisition or disposition in the public market	+6,000	0.1800	1,666,145						
O 277124	2004-06-20	2004-06-22	Direct Ownership :	10 - Acquisition or disposition in the public market	+30,000	0.1800							
277122	2004-06-21	2004-06-22	Direct Ownership :	10 - Acquisition or disposition in the public market	+10,000	0.1800	1,676,145						
277123	2004-06-21	2004-06-22	Direct Ownership :	10 - Acquisition or disposition in the public market	+3,000	0.1500	1,679,145						
A 277124	2004-06-22	2004-06-22	Direct Ownership :	10 - Acquisition or disposition in the public market	+30,000	0.1800	1,709,145						
277125	2004-06-22	2004-06-22	Direct Ownership :	10 - Acquisition or disposition in the public market	+2,000	0.1500	1,711,145						
138477	2003-11-10	2003-12-09	Indirect Ownership : Andsome Management	00 - Opening Balance-Initial SEDI Report			158,315						
138520	2003-11-11	2003-12-09	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+2,500	0.1600	160,815						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
138524	2003-11-11	2003-12-09	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+2,500	0.1850	163,315						
138560	2003-11-14	2003-12-09	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+2,500	0.1400	165,815						
138567	2003-11-14	2003-12-09	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+97,500	0.1250	263,315						
138570	2003-11-14	2003-12-09	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+500	0.1800	263,815						
138633	2003-11-17	2003-12-09	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+2,500	0.1500	266,315						
138638	2003-11-17	2003-12-09	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+80,500	0.1250	346,815						
O 138648	2003-11-20	2003-12-09	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+12,500	0.1300							
138658	2003-11-20	2003-12-09	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+1,000	0.1500	347,815						
138667	2003-11-20	2003-12-09	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+16,000	0.1400	363,815						
138672	2003-11-20	2003-12-09	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+500	0.1850	364,315						
A 138648	2003-11-25	2003-12-10	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+12,500	0.1250	376,815						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
138681	2003-11-25	2003-12-09	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+7,000	0.1250	383,815						
138688	2003-11-25	2003-12-09	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+68,000	0.1250	451,815						
138694	2003-11-25	2003-12-09	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+5,000	0.1900	456,815						
138697	2003-11-28	2003-12-09	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+2,500	0.1750	459,315						
138702	2003-12-04	2003-12-09	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+4,250	0.2000	463,565						
138704	2003-12-05	2003-12-09	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+10,000	0.1350	473,565						
138706	2003-12-05	2003-12-09	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+1,000	0.2000	474,565						
154573	2003-12-24	2003-12-31	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+3,000	0.1500	477,565						
154574	2003-12-30	2003-12-31	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+2,000	0.1500	479,565						
159719	2003-12-31	2004-01-08	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+5,000	0.1500	484,565						
159722	2003-12-31	2004-01-08	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+2,000	0.2300	486,565						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
159728	2003-12-31	2004-01-08	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+5,500	0.1500	492,065						
159729	2003-12-31	2004-01-08	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+1,500	0.2450	493,565						
159730	2003-12-31	2004-01-08	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+1,000	0.2500	494,565						
159732	2004-01-05	2004-01-08	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+1,500	0.1500	496,065						

Insider name: Singleton, John A.

Insider's Relationship to Issuer: 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer

Security designation: Common Shares

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
138446	2003-11-10	2003-12-09	Direct Ownership :	00 - Opening Balance-Initial SEDI Report			1,733,500						
138449	2003-11-10	2003-12-09	Indirect Ownership : Andsome Management	00 - Opening Balance-Initial SEDI Report			158,315						
138821	2003-11-11	2003-12-09	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+2,500	0.1600	160,815						
138823	2003-11-11	2003-12-09	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+2,500	0.1850	163,315						
138824	2003-11-14	2003-12-09	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+2,500	0.1400	165,815						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
138825	2003-11-14	2003-12-09	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+97,500	0.1250	263,315						
138826	2003-11-14	2003-12-09	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+500	0.1800	263,815						
138837	2003-11-17	2003-12-09	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+2,500	0.1500	266,315						
138845	2003-11-17	2003-12-09	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+80,500	0.1250	346,815						
138849	2003-11-20	2003-12-09	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+1,000	0.1500	347,815						
138853	2003-11-20	2003-12-09	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+16,000	0.1400	363,815						
138856	2003-11-20	2003-12-09	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+500	0.1850	364,315						
138868	2003-11-25	2003-12-09	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+87,500	0.1250	451,815						
138870	2003-11-25	2003-12-09	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+5,000	0.1900	456,815						
139950	2003-11-28	2003-12-10	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+2,500	0.1750	459,315						
139961	2003-12-04	2003-12-10	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+4,250	0.2000	463,565						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
139965	2003-12-05	2003-12-10	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+10,000	0.1350	473,565						
139966	2003-12-05	2003-12-10	Indirect Ownership : Andsome Management	10 - Acquisition or disposition in the public market	+1,000	0.2000	474,565						